NEWS RELEASE

Current Technology’s Celevoke to Exhibit at CTIA Wireless 2008 in Las Vegas

VANCOUVER, British Columbia and NEW YORK, NY – March 17, 2008 – Current Technology Corporation (OTCBB: CRTCF) and MSGI Security Solutions Inc. (OTCBB: MSGI) today announced Celevoke, Inc (“Celevoke”) will exhibit at CTIA Wireless 2008 in Las Vegas, April 1-3. CTIA Wireless 2008 is the premier event representing the $500 billion global wireless industry and the largest wireless show in the world. “We have Booth number 5238 and are well positioned in the M2M Zone,” states Celevoke CEO Chuck Allen. “Importantly, we are nearing completion of a significant initiative, and believe we will be in a position to make a major announcement at CTIA which should be of interest to both exhibitors and attendees.”

“This is a perfect opportunity for us to introduce our proprietary Telematics solutions to prospective new customers and distribution channels around the world, as well as reinforce established relationships,” states Current Technology CEO Robert Kramer.

M2M ZoneTM – Machine to Machine Wireless Communications

The M2M ZoneTM is where network operators, application designers, hardware manufacturers and end users come together to showcase wireless Machine-to-Machine communications products and services.  The next evolution in communications, M2M represents a dynamic global market, which in North America is expected to grow 32% annually over the next 5 years, according to ABI Research.  M2M solutions employ microchips to communicate location, status and other characteristics across Wide Area Networks.  Applications include wireless remote control and monitoring of fixed and mobile devices for enterprise and consumer markets, in addition to sensors and RFID technologies.  New services are emerging daily in Industrial, Manufacturing, Transportation and Medical fields as businesses realize the effect that device connectivity can have on their bottom line.

About CTIA Wireless 2008®

As the premier global event representing the $500 billion global wireless industry and the largest wireless show in the world, International CTIA WIRELESS 2008 brings together all industries affected by wireless technology for three days of intense learning and networking.  Visit www.ctia.org/ctiawireless.

About Celevoke

Celevoke is poised to become a market leader in the projected $38.3 billion (by 2011) global market for Telematics (according to ABI Research), which is the integrated use of telecommunications and informatics. More specifically, it is the science of sending, receiving and storing information wirelessly via telecommunication devices. Celevoke has integrated Telematics and Global Positioning Systems (GPS) with sensing technology. This proprietary suite of hardware and software products enables users to remotely monitor, track, control and protect a wide variety of asset classes. Examples include people, automobiles and trucks, shipping containers and covert vehicles used for law enforcement and intelligence gathering in a global marketplace. In 2005, Celevoke acquired the assets of San Francisco based Televoke, Inc.; a telematics pioneer backed by Softbank Venture Capital, Cardinal Venture Capital, W.I. Harper Group and others, representing more than $15 million in funding. These assets provided the foundation for Celevoke’s development of patented technology utilized today by Celevoke’s many clients. Celevoke is a 51% owned subsidiary of Current Technology Corporation (OTCBB:CRTCF).

The news release contains forward-looking statements concerning the Company’s business operations, and financial performance and condition. When used in the news release the words “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements are based on current expectations and are naturally subject to uncertainty and changes in circumstances that may cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that may cause such differences include but are not limited to technological change, regulatory change, the general health of the economy and competitive factors. Many of these factors are beyond the Company’s control; therefore, future events may vary substantially from what the Company currently foresees. You should not place undue reliance on such forward-looking statements.

Contact:

CORPORATE:

Current Technology Corporation

Robert Kramer, 1-800-661-4247

or

MSGI Security Solutions

Jeremy Barbera, 1-917-339-7134

or

INVESTOR RELATIONS:

Polestar Communications

Richard Hannon, 1-866-858-4100

or

Piedmont IR, LLC

Keith Fetter or Darren Bankston

678-455-3696